Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2012

The following Management Discussion and Analysis (“MD&A”) for Timmins Gold Corp. together with its wholly owned subsidiaries (“Timmins” or the “Company”) is prepared as of August 13, 2012 and relates to the financial condition and results of operations for the three and six months ended June 30, 2012. The three months ended June 30, 2012 is also referred to as the “current period”, “second quarter” or “Q2 2012”. The six months ended June 30, 2012 is also referred to as “YTD 2012”. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the condensed interim consolidated financial statements and related notes for the three and six months ended June 30, 2012 (“interim financial statements”) and the comparative audited consolidated financial statements for the nine months ended December 31, 2011 which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). As a result of the change in the Company’s year-end from March 31 to December 31 during the previous fiscal year, the comparative period for Q2 2012 is the three and six months ended June 30, 2011 (“YTD 2011”), which includes Q4 of the year ended March 31, 2011.

The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. All amounts are presented in United States dollars (“US dollars” or “USD”), the Company’s presentation currency, unless otherwise stated. References to “C$” are to Canadian dollars.

Statements are subject to the risks and uncertainties identified in the Risks and Uncertainties, Cautionary Note to U.S. Investors and Cautionary Note Regarding Forward-Looking Statements sections of this document. The Company has included the non-GAAP performance measure of total cash costs per gold ounce on a by-product basis throughout this document. For further information, see the Non-GAAP Measures section of this document.

SECOND QUARTER HIGHLIGHTS

-	Metal revenues were $38.2 million, compared to $27.0 million during the same prior year period. This represents a 41% increase over the prior year.

-	Profit from operations was $13.6 million, compared to $10.4 million during the same prior year period. This represents a 31% increase over the prior year.

-

Cash flows from operations were $7.5 million, compared to $6.0 million during the same prior year period. After excluding changes in non-cash working capital items, finance expense paid, and income tax paid the cash flows were $17.5 million, compared to $15.5 million during the same prior year period.

-	Increased cash to $21.2 million at June 30, 2012 after investing $2.0 million on drilling and $2.0 million on plant and equipment.

-	The Company produced a record 23,203 ounces of gold and sold 23,499 ounces of gold, compared to 16,676 and 17,965, respectively, during the same prior year period.

-

The Company’s cash cost per ounce on a by-product basis was $758, compared to $740 during Q1 2012. The quarter over quarter increase is attributed to 2011 variable compensation of $0.3 million paid ($14 per gold ounce) in Q2 2012. GAAP required this payment to be booked in the current period. Management began accruing for the 2012 variable compensation ($4 per gold ounce) in June, 2012, which is expected to be negotiated and paid in May, 2013. Refer to the Non-GAAP Measures section of this document for an explanation of the basis for cash cost per ounce calculations on a by-product basis.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended June 30, 2012

-	A total of 5,272 meters of drilling were completed in and around the San Francisco pit.

-	A 50,000 meter drill program for the San Francisco Gold Project began in Q2 2012. Additionally, the 5,000 meter core drill program at the San Onesimo project in Zacatecas, Mexico, commenced in July, 2012. A total of 8,659 meters were drilled in the current quarter on the La Chicharra open pit gold mine located two kilometres west of the San Francisco pit.

-	In June, 2012 the Company announced the appointment of Darren Prins, CA as Chief Financial Officer. Mr Prins was previously the Company’s Vice President of Finance.

OVERVIEW OF THE BUSINESS

Timmins Gold Corp. is a publicly traded gold producer engaged in mining, development, exploration and acquisition of resource properties in Mexico. The Company owns and operates the San Francisco open pit gold mine (the “Mine”) in the state of Sonora, Mexico. The Mine and the La Chicharra open pit gold mine (“La Chicharra”) are collectively known as the San Francisco Gold Project. The Company has title to the Timmins and Timmins II concessions and the Timmins III fraction 1 and 2 located in Santa Ana, Sonora, Mexico, and are included in the San Francisco property. The Company has also entered into a property option agreement to earn an interest in the Emanuel, San Fernando, San Onesimo, Sarai, and Zindy mineral concessions located in the State of Zacatecas, Mexico.

The Company has received title to the Santa Maria de Oro claim in Jalisco, San Onesimo claims in Mazapil-Concepcion de Oro, and the Patricia and Norma concessions in the Municipality of Trincheras, Sonora, Mexico.

The Company’s common shares are listed on the Toronto Stock Exchange (TSX: TMM) and the NYSE Amex LLC (“NYSE Amex”) (NYSE.A: TGD). Further details on Timmins Gold Corp. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.timminsgold.com.

OUTLOOK

The Company’s growth strategy is to increase its production profile (2012 guidance: 100,000 ounces), reduce cash cost per gold ounce (2012 guidance: between $700 and $750 per ounce excluding silver credits) and increase its reserve base through a number of initiatives, including the following:

-

Realizing expansion opportunities at the San Francisco Gold Project, including a planned crushing expansion up to 24,000 t/d, estimated to be fully operational by November, 2012 (2012 estimated remaining cost: $3.6 million);

-	Initiate the processing of the lower grade material that is being placed on a stockpile at a rate of 8,000 t/d;

-

Initiate the processing of the La Chicharra pit with pre-stripping activities to initiate in November, 2012 and to be fully operational by March, 2013 at a rate of 8,000 t/d at an estimated cost of $8.8 million;

-	Duplicate the capacity of the ADR gold plant to 200,000 ounces per year at an estimated cost of $1.7 million, to be fully operational by November, 2012;

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended June 30, 2012

-	The continuation of the Company’s exploration program. The Company has commenced an additional 50,000 metre drilling program for an estimated cost of $5.0 million; and

-	Actively pursuing accretive transactions to create value for shareholders.

These growth initiatives are expected to be supported by internal cash flow generated from the operations at the San Francisco Gold Project, together with the debt agreement with Sprott Resource Lending Partnership. The Company is committed to responsibly operating and has become a profitable gold producer, creating value for all its stakeholders, including shareholders, employees, suppliers, lenders, government, and the communities in which the Company operates.

REVIEW OF FINANCIAL RESULTS

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Gold sold (oz)	23,499	17,965	44,734	36,012

Silver sold (oz)	14,452	8,622	26,192	19,123

Average realized gold price ($/oz)	1,624	1,504	1,651	1,451

Average gold price (London PM Fix) ($/oz)	1,609	1,506	1,651	1,445

Metal revenues ($)	38,159,810	27,024,636	73,847,982	52,257,589

Profit from operations ($)	13,573,855	10,448,724	26,256,831	20,084,499

Earnings ($)	6,163,422	5,747,072	10,963,692	10,223,363

Earnings per share, basic and diluted ($)	0.04	0.04	0.08	0.07

Cash flows from operations ($) (Note 1)	7,495,862	6,025,776	18,394,389	21,568,915

Cash dividends declared ($)	nil	nil	nil	nil

Total assets ($)	182,264,540	131,528,031	182,264,540	131,528,031

Note 1: Cash flows from operations for the six months ended June 30, 2012 include $7,674,605 of income tax paid. No tax payments were due to be paid during the same prior year period. Excluding income tax paid, cash flows from operations for the six months ended June 30, 2012 were $26,068,994, which reflects the stronger financial results achieved to date.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended June 30, 2012

Second quarter results

Earnings for the Company increased to $6.2 million for Q2 2012, compared to $5.7 million for the three months ended June 30, 2011 as a result of the following factors:

Gold price

The London PM Fix price of gold averaged $1,609 per ounce, compared to $1,506 during the three months ended June 30, 2011. This represents a 7% increase year over year which is a contributing factor to the increased revenues generated by the Company.

Metal revenues

The Company sold 23,499 gold ounces, compared to sales of 17,965 gold ounces during three months ended June 30, 2011. Total metal revenues from mining operations were $38.2 million, compared to $27.0 million during the three months ended June 30, 2011, which is the result of realizing an average gold price per ounce of $1,608 compared to $1,487 during the three months ended June 30, 2011.

Cost of sales

Production costs, which comprise the full cost of operation less depreciation and depletion, form a component of cost of sales and were $18.2 million, compared to $9.9 million during the three months ended June 30, 2011. This increase is attributed to the increased number of ounces sold; planned lower grade ore being mined year over year; reduced deferred stripping costs; additional cyanide and explosives consumption to improve recoveries and crushing efficiencies; fluctuations in Mexican peso exchange rate against the US dollar; and the industry wide increases in key mining consumables prices such as cyanide and diesel due to global supply constraints and labour cost increases due to the demand for mining professionals. Included in production costs were $0.3 million related to 2011 variable compensation paid to the Mexican workforce.

Depletion and depreciation costs form a component of cost of sales and were $1.9 million, compared to $2.1 million during the three months ended June 30, 2011. The impact of a higher cost base of mineral properties, plant and equipment on hand, due to significant capital additions in the periods since June 30, 2011, was offset by the substantial increase in the proven and probable reserves, which decreased the overall rate per ounce of depreciation.

Corporate and administrative expenses

Corporate and administrative costs remained consistent at $4.5 million, compared to $4.6 million during the three months ended June 30, 2011. Share-based payments decreased from $3.0 million during the three months ended June 30, 2011 to $1.9 million in Q2 2012. This resulted from the issuance and vesting of share options during the three months ended June 30, 2011, whereas in Q2 2012 there were no new issuances and only vesting of share options issued in previous periods. The share options issued during the three months ended June 30, 2011 were almost fully vested before the beginning of Q2 2012. Offsetting this decrease is the increase in salaries by $0.8 million as a result of increased headcount in Q2 2012 as compared to the prior year period.

Finance expense

Finance expense decreased to $0.8 million, compared to $1.0 million during the three months ended June 30, 2011, due to the replacement of the $15.0 million Gold Loan to Sprott Asset Management with a C$18.0 million debt agreement with Sprott Resource Lending Partnership. Specifically, the Gold Loan contained an embedded derivative which required revaluation each reporting period. The Gold Loan was also originally recorded at a discount and was required to be accreted each period, which resulted in interest expense of $1.6 million for the three months ended June 30, 2011, which was partly offset by the gain on the embedded derivative of $0.7 million. The new debt agreement contains no such embedded derivative, which has significantly reduced the finance expense fluctuations year over year, and carries a cash interest rate of 1% per month of its face value.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended June 30, 2012

Income tax expense

Income tax expense was $6.6 million, compared to $3.9 million during the three months ended June 30, 2011. This increase was due to the increased profitability of the mining operations in Mexico. The current tax expense increased to $4.6 million, compared to $2.1 million during the three months ended June 30, 2011. This increase in current tax expense was supplemented by a deferred tax expense of $1.9 million, compared to $1.8 million during the three months ended June 30, 2011. The effective tax rate for the three months ended June 30, 2012 was impacted by the non-deductibility of the share-based compensation expense.

Quarter over quarter results

Earnings for the Company increased to $6.2 million for Q2 2012, compared to $4.8 million for Q1 2012 as a result of the following factors:

Gold price

The London PM Fix price of gold averaged $1,609 per ounce, compared to $1,691 during Q1 2012 which represents a 5% decrease quarter over quarter. However, this decrease was offset by the higher volume of gold sold in Q2 2012 compared to Q1 2012.

Metal revenues

The Company sold 23,499 gold ounces, compared to sales of 21,235 gold ounces during Q1 2012. Total metal revenues from mining operations were $38.2 million, compared to $35.7 million during Q1 2012, which is the result of selling 2,264 ounces more in Q2 2012 than in Q1 2012 although there was a decrease in the average realized gold price per ounce to $1,608 compared to $1,662 during Q1 2012.

Cost of sales

Production costs, which comprise the full cost of operation less depreciation and depletion, form a component of cost of sales and were $18.2 million, compared to $16.1 million during Q1 2102. The increase is consistent with the 5,534 oz increase in ounces sold during Q2 2012 compared to Q1 2012.

Depletion and depreciation costs form a component of cost of sales and were consistent at $1.9 million, compared to $2.0 million during Q1 2012.

Corporate and administrative expenses

Corporate and administrative costs remained consistent at $4.5 million, compared to $4.8 million during Q1 2012. Included in corporate and administrative expenses is $1.9 million of share-based compensation for Q2 2012, compared to $2.4 million in Q1 2012.

Finance expense

Finance expense has been consistent in Q1 2012 and Q2 2012 at the level of $0.8 million. The major component of the finance expense is the interest paid on the long-term debt.

Income tax expense

Income tax expense was $6.6 million, compared to $6.6 million in Q1 2012. The current tax expense decreased to $4.6 million, compared to $5.8 million during Q1 2012 as a result of approximately $0.5 million of currency fluctuation in Q1 2012 that was substantially reversed in Q2 2012. This decrease in current tax expense was offset by a deferred tax expense of $1.9 million, compared to $0.8 million during Q1 2012 also primarily as a result of currency fluctuation.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended June 30, 2012

Year to date results

Earnings for the Company increased to $11.0 million for YTD 2012, compared to $10.2 million for YTD 2011 as a result of the following factors:

Gold price

During YTD 2012, the London PM Fix price of gold averaged $1,651 per ounce, compared to $1,445 during YTD 2011. This represents a 14% year over year increase and is a significant contributing factor to the increased revenues generated by the Company.

Metal revenues

The Company sold 44,734 gold ounces during YTD 2012, compared to 36,012 ounces during YTD 2011. The increase in gold ounces sold over the same prior year period is a result of the gradual ramp up of operations at the Mine from 14,000 t/d to 18,000 t/d and increased recoveries of the leach cycle. Total revenues from mining operations were $73.8 million during YTD 2012, compared to $52.3 million for the same prior year period, which is the result of increased ounces sold and realizing an average gold price per ounce of $1,634 during YTD 2012 compared to $1,433 in YTD 2011.

Cost of sales

Production costs for YTD 2012 were $34.3 million, compared to $19.2 million for YTD 2011. This increase is attributed to the additional ounces sold YTD 2012 compared to YTD 2011, and the industry-wide increase in mining consumable prices due to global supply constraints of key mining consumables and labour cost increases due to the demand for mining professionals.

Depletion and depreciation costs for YTD 2012 were $3.9 million compared to $3.9 million in YTD 2011. The higher number of ounces sold has been offset by the increase of the estimated reserves as of October 1, 2011 which decreased the depletion and depreciation expense based on units of production.

Corporate and administrative expenses

Corporative and administrative costs for YTD 2012 were consistent at $9.4 million, compared to $9.0 million in YTD 2011. Salaries increased to $1.9 million, compared to $0.7 million in YTD 2011, as a result of changes in headcount; and share-based payments expense increased to $4.3 million, compared to $3.0 million in YTD 2011 from the issuance and vesting of share options with higher values than those issued and vested during YTD 2011. This increase of $2.5 million was outweighed by the expensing of $1.6 million in legal and professional fees during the YTD 2011 relating to an attempted acquisition of a gold company, and by a decrease in asset write downs and termination fees from $1.4 million previously capitalized for the Cocula Property in 2011 to $0.4 million for the termination fee of the Quila property in 2012.

Finance expense

Finance expense decreased to $1.5 million in YTD 2012, compared to $2.7 million in YTD 2011 due to the replacement of the $15.0 million Gold Loan to Sprott Asset Management with a C$18.0 million debt agreement with Sprott Resource Lending Partnership. The new loan carried a lower interest rate and required less financing costs to capitalize and recognize over its term. The Gold Loan also contained an embedded derivative which required revaluation each reporting period. Changes in the London PM Fix prices during the term of the Gold Loan caused gains and losses from the revaluation of the embedded derivative. The new debt contains no such embedded derivative.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended June 30, 2012

Income tax expense

During YTD 2012, the Company recorded total tax expense of $13.2 million compared to $7.8 million in YTD 2011. This increase was significantly due to the increased profitability of the mining operations in Mexico and from the utilization of tax loss carry forwards during the three months ended March 31, 2011 eliminating a significant portion of taxable income for the period, while deferred tax liabilities, including those offset by tax loss carry forwards, became realized in the quarter. Hence, the current tax expense increased to $10.4 million, compared to $3.1 million during the YTD 2011, while deferred tax expense decreased to $2.8 million, compared to $4.7 million during the YTD 2011.

Total assets

The $20.0 million increase in total assets during YTD 2012 is mainly due to increases in cash of $11.3 million from profitable operations and increased exploration and investing activities related to mineral properties, plant and equipment of $5.7 million. In addition, the increase in the ore stockpile balance was $3.1 million.

REVIEW OF QUARTERLY FINANCIAL RESULTS

			Three	Three	Three
			months	months	months
			Dec. 31,	Sept. 30,	Jun. 30,
	Q2 2012	Q1 2012	2011	2011	2011	Q4 2011	Q3 2011	Q2 2011

			Note 1	Note 1	Note 1	Note 2	Note 2

Gold sold (oz)	23,499	21,235	21,895	16,917	17,965	18,047	20,031	15,682

Silver sold (oz)	14,452	11,740	11,635	8,640	8,622	10,501	11,030	8,398
Average realized gold price ($/oz)	1,624	1,681	1,621	1,670	1,504	1,398	1,378	1,247
Average gold price (London PM Fix) ($/oz)	1,609	1,691	1,688	1,702	1,506	1,386	1,367	1,227
Cash cost per gold ounce, net of silver by-products ($/oz)	758	740	646	580	533	498	426	504
Metal revenues ($)	38,159,810	35,688,172	35,495,049	28,248,994	27,024,636	25,232,953	24,402,118	19,562,230
Profit from operations ($)	13,573,855	12,682,976	15,793,428	10,333,849	10,448,724	9,635,775	13,811,248	7,897,971
Earnings (loss) ($)	6,163,422	4,800,270	11,530,141	3,596,399	5,747,072	4,476,291	3,929,681	(803,714)
Earnings (loss) per share, basic and diluted ($)	0.04	0.03	0.08	0.03	0.04	0.03	0.03	(0.01)
Cash flows from operations ($)	7,495,862	11,293,527	10,741,740	7,262,371	6,025,776	15,543,139	15,273,994	4,563,735
Cash dividends declared ($)	nil	nil	nil	nil	nil	nil	nil	Nil

Note 1: Due to the change in year-end from March 31 to December 31 during the three months ended December 31, 2011, there is no Q3 period for the nine months ended December 31, 2011. Also, the previously reported Q1 2012 and Q2 2012 periods have been renamed to “three months June 30, 2011” and “three months September 30, 2011”, respectively, so that the quarterly periods during calendar 2012 can be named Q1 2012, Q2 2012, Q3 2012, and Q4 2012.

Note 2: During Q1 2012, the Company adjusted these columns for the timing of 2,317 gold ounces sold between the periods.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended June 30, 2012

Trend analysis

Metal revenues generally trended higher over the past eight quarters as the Company has benefited from high gold prices and increasing volume of gold ounces sold. Higher realized gold prices and gold sales have resulted in generally improved financial results.

SAN FRANCISCO GOLD PROJECT - OPERATIONS REVIEW

The San Francisco Gold Project, which was commissioned in April, 2010, is located in the Arizona-Sonora desert in the Northern portion of the Mexican state of Sonora. The Mine is comprised of an open pit operation, with crushing and heap leach processing facilities. The following is a summary of the Company’s production statistics:

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011

Ore processed (t)	1,347,112	1,239,075	2,602,589	2,446,414

Average ore processed grade (g/t Au)	0.901	0.859	0.839	0.877

Ore mined (dry tonnes)	2,098,087	1,684,230	4,158,149	2,855,569

Average ore mined grade (g/t Au)	0.661	0.762	0.627	0.818

Waste mined (t)	4,342,495	4,239,138	8,222,157	9,336,070

Total mined (t)	6,481,382	5,887,368	12,421,106	12,191,639

Strip ratio	2.07	2.57	1.98	3.27

Total days in period	91	91	182	181

Average ore processed per day (t/d)	14,803	13,616	14,300	13,516

Gold produced (oz)	23,203	16,676	44,735	35,430

Silver produced (oz)	14,452	9,087	26,192	19,588

The Company produced a record 23,203 gold ounces and 14,452 silver ounces during the current period, compared to 16,676 gold ounces and 9,087 silver ounces during the same prior year period. During calendar 2011, the Company was not following optimal leach processes. As a result, gold ounces produced were not in line with management’s expectations. After implementing changes to its leach processes, the Company is realizing higher recoveries and a greater number of ounces produced. This is supported by the Company’s record gold production during Q2 2012. Management is closely monitoring the number of ounces in process on the heap leach pad.

The Company mined 6.5 million tonnes from the Mine during the current period, compared to 5.9 million tonnes during the same prior year period. Dry tonnes of ore mined increased to 2.1 million tonnes of ore during the current period from 1.7 million tonnes of ore during the same prior year period; a 24% increase.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended June 30, 2012

The Company increased total tonnes mined quarter over quarter through calendar 2010 and 2011, which led to a planned expansion of the crushing facilities from 14,000 t/d to 18,000 t/d. The Company commissioned the expansion in July, 2011with successful testing through July and August, 2011. The Company is currently installing a scalping system, which will sift out material able to be placed directly on the heap leach pad and allow larger ore fragments to be crushed. This will bring total crushing capacity to 24,000 t/d and is expected to be tested in September/October, 2012 and fully operational by November, 2012. The total estimated capital cost of this expansion is $7.7 million of which $3.6 million remains to be spent in 2012.

The average grade of ore mined from the Mine decreased during the current period to 0.66 g/t Au, compared to 0.76 g/t Au for the same prior year period due to lowering of the cut-off grade in the new reserve; this was the result of a higher projected price of gold utilized in the reserve calculation.

The average grade of ore processed of 0.90 g/t Au in the current period was consistent with 0.86 g/t Au for the same prior year period.

The Company continued stripping activities at the Mine, with the strip ratio higher than the estimated life of mine strip ratio of 2.0. The Company expects the strip ratio to remain consistent with results in the current period.

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company's strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company's liquidity and capital resources will be substantially determined by the success or failure of the Company's operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold.

Factors that can impact the Company's liquidity are monitored regularly and include the market price of gold, production levels, cash cost per gold ounce, capital costs, exploration expenditures, and foreign currency fluctuations. The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. In today's metal price environment, the Company anticipates that funding from operating cash flows should be sufficient to fund the Company's commitments, working capital requirements and capital expenditures at its existing mining interests. This leaves the Company's current cash balance available to pursue future growth plans. The Company had cash on hand at June 30, 2012 of $21.2 million.

Thus far in calendar 2012, the Company reinvested and will continue to reinvest funds generated from operations into the continued development and exploration at the San Francisco Gold Project. Cash flow provided by operating activities will vary depending on the prices of gold, fluctuations in the Mexican peso value, total production, and the extent of expenditure on mine development and other capital projects during the year. The Company expects to generate positive cash flow from operating activities over the next year achieved through strong production results at the San Francisco Gold Project.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended June 30, 2012

A summary of non-discounted liabilities and future operating commitments are as follows:

		Less than			Greater than
	Total	1 year	1 - 3 years	3 - 5 years	5 years
Trade payables and accrued liabilities	$15,186,816	$15,186,816	$-	$-	$-
Vendor loan	1,725,000	1,725,000	-	-	-
Long-term debt	17,597,244	17,597,244	-	-	-
Other long-term liabilities (1)	1,233,392	-	1,233,392	-	-
Future operating commitments (2)	24,899,470	18,617,162	5,651,037	631,271	-
Provision for site reclamation and closure (3)	2,203,925	-	-	-	2,203,925
	$62,845,847	$53,126,222	$6,884,429	$631,271	$2,203,925

(1)	Other long-term liabilities represent the non-discounted amount of the demobilization costs.

(2)

The future operating commitments of the Company are mainly due to the mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). The Peal contract covers substantially all mining services at a cost of $1.64 (plus VAT) per tonne of material mined. As the total tonnes mined during the current period were 6.5 million, this mining service contract is the most significant component of the Company’s commitments. The Peal commitment is based on the forecasted minimum tonnage to be mined until the end of the mining contract, and would be significantly less in the event that mining activities at the Mine ceased. Another significant component of the future operating commitments of the Company is the mineral property obligations with regards to payments going to El Picacho and San Onesimo exploration properties at various dates until January, 2015.

(3)	Provision for site reclamation and closure represents the non-discounted amount of the estimated cash flows required to settle the retirement obligations of the San Francisco.

Management believes that the working capital at June 30, 2012 of $26.8 million, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments for the next twelve months.

Cash flow

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Cash flow provided by operating activities ($)	7,495,862	6,025,776	18,394,389	21,568,915
Cash flow used in investing activities ($)	(5,413,497)	(9,259,575)	(9,478,186)	(17,233,150)
Cash flow provided by (used in) financing activities ($)	740,623	5,767,379	2,324,095	(785,614)

Cash flow from operating activities for Q2 2012 was $7.5 million, compared to $6.0 million for the three months ended June 30, 2011. The main drivers are higher sales for the period resulting in net income before income tax expense of $12.7 million compared to $9.7 million during the three months ended June 30, 2011, offset by income tax paid in the period of $7.6 million compared to $nil in the three months ended June 30, 2011. The remaining variance is attributed to lower dollar amounts not affecting cash, particularly share-based payments which were $1.9 million, compared to $3.0 million during the three months ended June 30, 2011. Trade receivables increased by $1.1 million during the current period, compared to a decrease of $2.1 million during the three months ended June 30, 2011, while inventories and stockpile decreased by $1.6 million in Q2 2012 compared to $4.0 million in the three months ended June 30, 2011. Lastly, cash advances and prepaid expenses were also significantly lower in Q2 2012 at $0.8 million, compared to $2.2 million in the three months ended June 30, 2011.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended June 30, 2012

Similarly, cash flow from operating activities for YTD 2012 was $18.4 million, compared to $21.6 million for YTD 2011. This increase is the result of an increase in profit before income tax to $24.1 million in YTD 2012, compared to $18.1 million in YTD 2011. Other contributing factors included share-based payments of $4.3 million in YTD 2012, compared to $3.0 million in YTD 2011, as well as cash outflows relating to inventories and stockpile decreasing to $5.5 million in YTD 2012, compared to $7.6 million in YTD 2011. Lastly, cash outflows relating to advances and prepaids reduced to $0.8 million in YTD 2012, compared to $1.5 million in YTD 2011. These impacts were offset by increases in cash outflows related to trade payables and accrued liabilities of $3.5 million during YTD 2012, compared to an increase of $1.6 million in YTD 2011 as well as total finance expense of $1.1 million in YTD 2012, compared to $nil in YTD 2011. The final significant impact on the cash flow from operations in YTD 2012 was the income tax paid of $7.7 million, compared to $nil in the same prior year period.

Cash flow used in investing activities for Q2 2012 was $5.4 million (YTD 2012: $9.5 million), compared to $9.3 million for the three months ended June 30, 2011 (YTD 2011: 17.2 million) as a result of lower expenditures on mineral properties, plant and equipment.

Cash flow provided by financing activities for Q2 2012 was $0.7 million (YTD 2012: $2.3 million), compared to cash flow provided of $5.8 million during the three months ended June 30, 2011 (YTD 2011: outflow of $0.8 million). This change is significantly due to the repayment towards the old long-term debt of $12.6 million and proceeds received from the new longterm debt in the amount of $18.2 million in the three months ended June 30, 2011 which did not occur during YTD 2012. Cash flow from shares issued for cash increased to $0.7 million during Q2 2012 (YTD 2012: $2.3 million), compared to $0.2 million during the three months ended June 30, 2011 (YTD 2011: $0.3 million) as a result of additional share options being exercised during both the current period and YTD 2012.

At the San Francisco Gold Project, a significant amount of the operating and capital expenditures are denominated in Mexican pesos, while a significant amount of head office costs in Canada are denominated in Canadian dollars. Fluctuations in these currencies can have an impact on the Company’s costs. During the current period, the Mexican peso averaged 13.50 Mexican pesos to $1.00, and C$1.01 to $1.00, compared to 11.72 Mexican pesos to $1.00, and C$0.97 to $1.00 during the three months ended June 30, 2011. The Company does not manage foreign currency exposure through the use of forward contracts.

Capital resources

The capital of the Company consists of the items included in the consolidated equity and long-term debt, net of cash.

	June 30,	December 31,
	2012	2011
Equity	$119,180,442	$101,599,965
Current portion of long-term debt	17,597,244	17,245,442
	136,777,686	118,845,407
Less: Cash	(21,168,487)	(9,865,007)
	$115,609,199	$108,980,400

At June 30, 2012, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

The capital resources of the Company have increased to $115.6 million from $109.0 million at December 31, 2011 due to the increased profitability of the Company. The old debt agreement provided for a lump sum payment of principal on maturity in July, 2012, with interest paid at the rate of 1% per month. The loan is secured by among other things, a first charge on the assets of Molimentales del Noroeste, SA de CV. On July 5, 2012, the Company extended its long-term debt. The new C$18,000,000 debt will be repayable in full on or before December 31, 2013. The interest rate on the loan facility will be at 8% per annum. As part of the terms to the extension, the Company paid a fee to the lender of 2% of the loan value, payable in common shares of the Company priced at a 10% discount to the 10 day weighted average closing price of the shares. In the event the loan has not been repaid by July 28, 2013, a further fee of 1% of the loan amount outstanding on that date will be paid to the lender in shares priced at the same discount on that date.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended June 30, 2012

Dividends

No dividends were declared or paid during the three months ended June 30, 2012.

Outstanding share data

The total number of outstanding common shares and share options at August 13, 2012 are 142,984,045 and 9,075,000, respectively.

NON-GAAP MEASURES

Cash cost per gold ounce

Cash cost per gold ounce on a by-product basis is a non-GAAP performance measure that management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company has included the non-GAAP performance measure of total cash costs per gold ounce on a by-product basis throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measures but does not have any standardized meaning. As such, it is unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute Standard.

The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measure of performance prepared in accordance with GAAP.

Total cash costs per gold ounce on a by-product basis are calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces sold. In the prior periods, the cash cost per gold ounce was calculated by dividing all of the costs absorbed into inventory, excluding depletion, depreciation and amortization, by applicable ounces sold.

The following table provides a reconciliation of total cash cost per gold ounce on a by-product basis to the interim financial statements:

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Production costs	$18,184,487	$9,833,006	$34,301,003	$19,194,207
Less: By-product silver credits	(369,320)	(311,211)	(767,874)	(640,060)
Total cash costs on by-product basis	17,815,167	9,571,795	33,533,129	18,554,147
Divided by gold sold (oz)	23,499	17,965	44,734	36,012
Total by-product cash costs per gold ounce	$758	$533	$750	$515

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended June 30, 2012

Cash costs for the three and six months ended June 30, 2012 are affected by charges recorded in June, 2012 for additional variable compensation paid to the Mexican workforce. Management began accruing for the 2012 variable compensation in June, 2012, which is expected to be negotiated and paid in May, 2013. As a result, $18 per ounce flowed through current period cash costs of which $14 relate to 2011 services and $4 relate to the 2012 accrual. Management anticipates that the impact of these costs will decrease in future quarters as they flow through inventory.

For further details on the calculation of production costs, refer to the interim financial statements. Cash cost per gold ounce is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate this measure differently.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended June 30, 2012

CHANGES IN ACCOUNTING STANDARDS

Accounting standards effective in 2013 and 2015 are disclosed in the Company's audited consolidated financial statements for the nine months ended December 31, 2011. The Company anticipates that the most significant of these standards are as follows:

Accounting standards effective January 1, 2013

Consolidation

IFRS 10 - Consolidated Financial Statements, IFRS 11 - Joint Arrangements, IFRS 12 - Disclosure of Interests in Other Entities and amendments to IAS 27 - Separate Financial Statements and IAS 28 - Investments in Associates and Joint Ventures, are effective for annual periods beginning on or after January 1, 2013. The suite of five new standards establishes control as the basis for consolidation and provides enhanced disclosure requirements for the Company's interests in other entities and the effects of those interests on the Company's consolidated financial statements. The Company does not anticipate the above standards to have a significant impact on the consolidated financial statements.

Stripping costs in the production phase of a surface mine

IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

Accounting standards effective January 1, 2015

Financial instruments

The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 - Financial Instruments. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

CONTROLS AND PROCEDURES

Disclosure controls and procedures and internal control over financial reporting

Management is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company's certifying officers. The Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have concluded that these controls and procedures have been designed to provide reasonable assurance that material information relating to the Company is made known to them by others within the Company and that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in that legislation.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's CEO and CFO have concluded that these controls and procedures have been designed to provide reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

Management regularly reviews the Company's controls and procedures; however, these cannot provide an absolute level of assurance due to the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended June 30, 2012

During the current period there were significant changes within the finance department that had a material impact on the internal control over financial reporting. These changes included the departure of the CFO, the appointment of a new CFO, and the retention of additional finance staff to assist in the financial reporting process.

RISKS AND UNCERTAINTIES

For a detailed listing of the risk factors faced by the Company, please refer to the Company's MD&A for the nine months ended December 31, 2011.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 ("Guide 7") of the Securities and Exchange Commission (the "Commission"). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, the Company reports "resources" in accordance with NI 43-101. While the terms "Mineral Resource," "Measured Mineral Resource," "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission.

In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the Commission.

U.S. GAAP

The interim financial statements of the Company have been prepared by management in accordance with IFRS, which differ in certain material respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). Accordingly, the financial data presented herein may not be comparable to the financial data of U.S. companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three and six months ended June 30, 2012

similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recoveries, cash costs, production and mine life; the Company's reserves and resources estimates; the Company's exploration and development plans, including anticipated costs and timing thereof; the Company's plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods and/or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recoveries.

Forward-looking statements involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking information. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled "Risks and Uncertainties" in the MD&A for the nine months ended December 31, 2011.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Pursuant to National Instrument 43-101, Lawrence A. Dick, PhD, P.Geo is the Qualified Person ("QP") responsible for the technical disclosure in this MD&A.